E xhibit 99.4

EuroZinc Mining Corporation

RESTATED THIRD QUARTER REPORT

For the three and nine months ended September 30, 2005 and 2004

(Unaudited)

(Expressed in thousands of U.S. dollars, except where indicated)

•

Consolidated Balance Sheets

•

Consolidated Statements of Operations

•

Consolidated Statements of Shareholders’ Equity

•

Consolidated Statements of Cash Flows

•

Notes to Consolidated Financial Statements

EUROZINC MINING CORPORATION
Consolidated Balance Sheets
(in thousands of US dollars)
	September 30,	December 31,
	2005	2004
	(Unaudited)	(Note 15)
	(Restated)	(Restated)
ASSETS	(Note 15)
Current
Cash and cash equivalents	$ 6,016	$ 29,245
Accounts receivable	71,161	35,065
Inventories	9,187	17,122
Prepaid expenses and other current assets	1,966	3,507
Total Current Assets	88,330	84,939
Restricted cash	18,620	19,209
Property, plant and equipment (Notes 2 and 3)	306,920	279,189
Future income tax asset	13,276	31,671
Deferred financing costs	1,595	4,851
Total Assets	$ 428,741	$ 419,859

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 23,467	$ 32,378
Taxes and royalty payable	21,958	18,803
Loan payable	-	10,000
Revolving credit facility (Note 4)	36,144	-
Current portion of long-term debt (Note 5)	3,734	15,403
Current portion of copper put premiums (Note 6)	8,371	2,572
Total Current Liabilities	93,674	79,156
Long-term debt (Note 5)	40,839	103,939
Net derivative instrument liabilities (Note 6)	21,344	29,258
Aljustrel production liabilities (Note 7)	11,892	15,755
Asset retirement obligations (Note 8)	62,181	52,605
Other obligations upon mine closure	2,026	1,900
Total Liabilities	231,956	282,613

SHAREHOLDERS' EQUITY
Share capital (Note 9)	148,160	128,386
Fair value of options and warrants	4,984	4,114
Currency translation account	(11,345)	10,296
Retained earnings (deficit) (Note 15)	54,986	(5,550)
Total Shareholders' Equity	196,785	137,246

Total Liabilities and Shareholders' Equity	$ 428,741	$ 419,859

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION
Consolidated Statements of Operations
(Unaudited - in thousands of US dollars, except for per share amounts)
	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004
	(Restated)	(Note 1)		(Note 1)
Net revenue	$ 75,212	$ 60,572	$ 197,391	$ 66,108
Operating costs	28,891	29,484	85,988	31,639
Accretion of asset retirement obligations	749	762	2,248	868
Depreciation, amortization and depletion	7,142	4,393	17,546	4,999
Operating profit	38,430	25,933	91,609	28,602

Expenses
General and administration	2,511	1,599	5,371	2,831
Exploration	14	-	158	-
Interest and accretion of long-term debt	1,659	1,227	6,080	1,736
Financing costs	710	147	4,465	178
Stock-based compensation	667	-	1,102	1,166
Foreign exchange loss (gain)	95	(5,075)	(2,717)	(6,218)
Interest and other (income) expenses	11	8	(2,127)	(245)
Gain on settlement of Aljustrel production liabilities	-	-	(1,580)	-
Unrealized (gain) loss on derivative instruments	(1,734)	4,568	(205)	4,568
	3,933	2,474	10,547	4,016

Income before taxes	34,497	23,459	81,062	24,586
Current income taxes	8,216	6,846	18,003	6,846
Future income taxes	984	5,291	2,523	5,291
Net income for the period	$ 25,297	$ 11,322	$ 60,536	$ 12,449

Earnings per share - basic - CDN$	$ 0.06	$ 0.03	$ 0.14	$ 0.04
Earnings per share - basic - USD	$ 0.05	$ 0.02	$ 0.12	$ 0.03
Earnings per share - diluted - CDN$	$ 0.06	$ 0.03	$ 0.14	$ 0.04
Earnings per share - diluted - USD	$ 0.05	$ 0.02	$ 0.11	$ 0.03
				-
Weighted average shares outstanding - basic	532,586	470,107	520,177	366,521
Weighted average shares outstanding - diluted (Note 10)	541,976	483,968	529,567	384,261

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION
Consolidated Statements of Shareholders' Equity
As at September 30, 2005
(Unaudited - in thousands of US dollars and shares in thousands)

			Fair Value
			of Options	Currency	Retained
	Common Shares		and	Translation	Earnings
	Shares	Amount	Warrants	Account	(Deficit)	Total
					(Note 15)	(Note 1)
Balance, December 31, 2003	255,494	$ 46,228	$ -	$ 135	$ (20,735)	$ 25,628
Issued for cash, net of issue costs	205,800	76,373	-	-	-	76,373
Issued on exercise of stock options	2,200	315	-	-	-	315
Issued on exercise of warrants	16,042	5,046	-	-	-	5,046
Stock based compensation		424	4,114	-	-	4,538
Effect of foreign currency translation		-	-	10,161	-	10,161
Effect of change in accounting policy		-	-	-	(497)	(497)
Net income for the year		-	-	-	17,467	17,467
Balance, December 31, 2004	479,536	128,386	4,114	10,296	(3,765)	139,031
Prior period adjustment (Note 15)		-	-	-	(1,785)	(1,785)
Restated, December 31, 2004	479,536	128,386	4,114	10,296	(5,550)	137,246
Issued on exercise of stock options	2,812	748	(231)	-	-	517
Issued on exercise of warrants	50,876	18,795	-	-	-	18,795
Stock based compensation		231	1,101	-	-	1,332
Effect of foreign currency translation		-	-	(21,641)	-	(21,641)
Net income for the period		-	-	-	60,536	60,536
Balance, September 30, 2005	533,224	$ 148,160	$ 4,984	$ (11,345)	$ 54,986	$ 196,785

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION
Consolidated Statements of Cash Flows
(Unaudited - in thousands of US dollars)
	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004
	(Restated)	(Note 1)		(Note 1)
Cash flow from (used by) operating activities
Net income for the period	$ 25,297	$ 11,322	$ 60,536	$ 12,449
Non-cash items:
Depreciation, amortization and depletion	7,142	4,393	17,546	4,999
Unrealized loss (gain) on foreign exchange	56	(6,181)	(1,422)	(7,409)
Unrealized loss (gain) on derivative instruments	(1,734)	4,568	(205)	4,568
Gain on settlement of Aljustrel production liabilities	-	-	(1,580)	-
Amortization of deferred financing costs and other	1,902	150	4,639	181
Accretion expenses	1,129	782	3,775	1,215
Stock-based compensation	667	-	1,102	1,166
Future income tax	984	5,291	2,523	5,291
	35,443	20,325	86,914	22,460
Changes in non-cash working capital items	(33,898)	(1,253)	(31,315)	3,441
	1,545	19,072	55,599	25,901

Cash flow from (used by) investing activities
Property, plant and equipment expenditures	(6,390)	(6,408)	(19,641)	(8,229)
Acquisition of subsidiary, net of cash	-	(10,526)	(26,000)	(166,415)
Proceeds from sale of assets	-	-	287	-
Restricted investments	(115)	(48)	(1,634)	(48)
	(6,505)	(16,982)	(46,988)	(174,692)

Cash flow from (used by) financing activities
Shares issued for cash	752	2,311	19,543	82,735
Deferred financing costs	(184)	-	(1,507)	(4,411)
Repayment of derivative liabilities	(1,036)	(267)	(3,108)	(267)
Aljustrel production liabilities settlement payments	(40)	-	(722)	-
Loan proceeds	3,165	-	80,832	110,000
Loan and capital lease repayments	(21,533)	(537)	(129,284)	(548)
	(18,876)	1,507	(34,246)	187,509

Effect of exchange rate changes on cash and cash equivalents	621	4,315	2,406	(905)

Increase (decrease) in cash and cash equivalents during the period	(23,215)	7,912	(23,229)	37,813
Cash and cash equivalent, beginning of period	29,231	34,167	29,245	4,266
Cash and cash equivalent, end of period	$ 6,016	$ 42,079	$ 6,016	$ 42,079

Supplemental disclosure of non-cash financing and investing activities (Note 11)

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three and nine months ended September 30, 2005

(Unaudited – Tabular amounts are in thousand of US dollars, except for number of shares, price per share and per share amount)

1.

BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and follow the same accounting policies and methods as our most recent annual consolidated financial statements except that the Company has adopted Accounting Guideline 15 “Consolidation of Variable Interest Entities (“VIE”) effective for January 1, 2005 whereby the consolidation of VIE’s by the primary beneficiary; the enterprise that will absorb or receive the majority of the VIE’s expected losses, expected residual returns, or both.  The adoption of Accounting Guideline 15 has not had any impact on the Company.  Accordingly, these consolidated financial statements should be read in conjunction with the Company’s 2004 audited consolidated financial statements.

These interim consolidated financial statements include all adjustments that are, in the opinion of management, necessary for fair presentation.  Certain comparative figures have been reclassified to conform to the current year’s presentation

The Company adopted the US dollar as its reporting currency in fiscal year 2004 and restated the amounts into US dollars using the current rate method whereby all revenues, expenses and cash flows were translated at the exchange rates that were in effect during these periods (CDN$ average rate for US$1.00 – 2005: 1.2238; 2004: 1.3589) (average rate for €1.00/US$1.00 – 2005: 1.2471; 2004 – 1.2240) and assets and liabilities were translated at the closing rates in effect at the end of each period (CDN$ for US$1.00 - 2005: 1.1627; 2004: 1.2616) (€1.00/US$1.00 – 2005: 1.2048; 2004 – 1. 2417).

The comparative figures for the three and nine months ended September 30, 2005 have not been audited or reviewed by our current auditors.

2.

BUSINESS ACQUISITION

On June 18, 2004, the Company acquired a 100% interest in Sociedade Mineira De Neves Corvo S.A. (“Somincor”) which owns the Neves-Corvo copper mine, located near Castro Verde, Portugal.  The consideration paid was $154,353,000 (128,041,000 Euros).

The acquisition agreement also provided the vendors with additional consideration (“Price Participation Rights”) on 50 percent of the copper sold by Somincor when the average price of copper, calculated quarterly using the London Metals Exchange average spot price of copper, exceeds $0.90 per pound for the first year and $0.95 for years two, three and four from the acquisition date.  Subsequently, the Price Participation Rights were purchased from the vendors for $48,000,000, of which $22,000,000 was paid on December 22, 2004 and $26,000,000 was paid on January 28, 2005.  The effective date of this purchase was October 1, 2004.  Prior to September 30, 2004, the Company had made a price participation payment of $10,526,000 to the vendors.  This payment and the purchase of the Price Participation Rights were added to the purchase price.

The acquisition was accounted for by the purchase method, which resulted in the allocation of the consideration paid to the fair value of the assets acquired and the liabilities assumed, as follows:

Net identifiable assets acquired:
Current assets (excluding cash)	$28,867
Property, plant and equipment	138,389
Mineral properties	80,174
Mine development	30,796
Future income tax asset	7,344
Restricted cash	15,962
301,532
Less:
Accounts payable and accrued liabilities	(36,027)
Provision for asset retirement obligations	(47,095)
Long-term liabilities	(3,995)
Total purchase price	$214,415

Consideration paid is as follows:
Cash paid to vendor on June 18, 2004 (128,041 Euros)	$154,353
Additional consideration paid to September 30, 2004	10,526
Purchase of Price Participation Payments paid to December 31, 2004	22,000
Purchase of Price Participation Payments paid to January 28, 2005	26,000
Acquisition costs	3,442
Less: cash acquired	(1,906)
Total purchase price	$214,415

3.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

	September 30, 2005			December 31, 2004
Accumulated			Accumulated
depreciationdepreciation
	Cost	and depletion	Net	Cost	and depletion	Net
Mineral properties
Neves-Corvo	$90,382	$3,964	$86,418	$56,122	$1,931	$54,191
Aljustrel	15,227	-	15,227	11,594	-	11,594
Crypto	-	-	-	288	-	288
	105,609	3,964	101,645	68,004	1,931	66,073
Plant and equipment
Neves-Corvo	151,870	21,062	130,808	147,604	10,876	136,728
Aljustrel	7,096	325	6,771	6,823	247	6,576
Other	234	106	128	110	71	39
	159,200	21,493	137,707	154,537	11,194	143,343
Development and other
Neves-Corvo	40,534	801	39,733	43,650	388	43,262
Aljustrel	25,382	-	25,382	24,034	-	24,034
Malhadinha	2,453	-	2,453	2,459	-	2,459
Crypto	-	-	-	18	-	18
	68,369	801	67,568	70,161	388	69,773

Total	$333,178	$26,258	$306,920	$292,702	$13,513	$279,189

During the nine months ended September 30, 2005, the Company spent $26,000,000 to purchase the remaining 51 percent balance of the Price Participation Rights, $19,636,000 on capital purchases and development expenditures primarily at the Neves-Corvo mine.

On July 29, 2005 the Company completed the sale of the Crypto Property for cash of CDN$25,000 and 1.5 million shares valued at CDN$240,000, and recorded a loss of $87,000 from the sale.

4.

REVOLVING CREDIT FACILITY

On March 31, 2005, the Company entered into an unsecured, three-year revolving commercial paper facility for the issuance of up to 40,000,000 Euros (US$51,664,000) of commercial notes (the “Commercial Notes”) with a European banking syndicate.  The facility expires on March 31, 2008 unless terminated earlier by the Company.  The Commercial Notes have variable maturities of up to six months from date of issuance and bear interest at EURIBOR plus a floating rate, depending on the net debt to EBITDA ratio calculated semi-annually. AT September 30, 2005 there were two Commercial Notes outstanding totaling $31,644,000 (€30,000,000) which bear interest ranging from 2.81 percent to 2.86 percent.

EBITDA ratio is calculated as earnings before interest, tax, depreciation and amortization as a percentage of net debt.

Financing costs to set up the Commercial Notes facility of $315,000 were deferred and are amortized over the term of the facility.  Banking, legal and other fees paid to maintain the facility are expensed as financing costs in the period incurred.

5.

LONG-TERM DEBT

Long-term debt consists of:

	September 30,	December 31,
	2005	2004
Collateralized term loan	$ -	$ 50,000
Somincor bonds - 2005 to 2009 (a)	32,530	36,777
Price participation loan (b)	-	22,000
Capital lease obligations	7,915	5,260
EU interest free investment loan	3,350	4,565
Deferred employee housing sales	778	740
Total	44,573	119,342
Less: Current portion	(3,734)	(15,403)
Long-term portion of long-term debt	$ 40,839	$ 103,939

a)

Somincor bonds – 2005 to 2009

The Somincor bonds are unsecured and bear interest at “EURIBOR 6 months” plus an annual spread of 0.875% (September 30, 2005 – 3.084%) maturing on December 17, 2009 with 100% of the principal amount repayable on maturity. The interest payments are due on June 17 and December 17 of each year.

b)

Price participation loan

On January 28, 2005 the Company borrowed an additional $26,000,000 bringing the loan to $48 million to purchase the remaining 51% of the Price Participation Rights.  On August 26, 2005 the price participation loan was repaid in full.

6.

NET DERIVATIVE INSTRUMENT LIABILITIES

Net derivative instrument liabilities at fair value consist of:

	September 30,	December 31,
	2005	2004
Copper put options	$ 555	$ 4,172
Copper min/max options	(9,190)	(14,623)
Interest rate swaps	-	(436)
Currency hedges	(2,046)	-
	(10,681)	(10,887)
Deferred premiums	(19,034)	(20,943)
Total	(29,715)	(31,830)
Less: current portion of deferred premiums	8,371	2,572
Long-term portion of net derivative instrument liaiblities	$ (21,344)	$ (29,258)

7.

ALJUSTREL PRODUCTION LIABILITIES

Aljustrel production liabilities consist of interest and non-interest bearing debts and amounts due to creditors that were assumed on the purchase of the Aljustrel mine.  The face value of these liabilities were fair valued on acquisition date and they are accreted to face value over the expected payment periods to 2012 but are only repayable following commencement of commercial production of a specific deposit.

During the nine months ended September 30, 2005, the Company settled Aljustrel Debt with a face value of $3,501,000 (€2,742,000) for $722,000 (€564,000).  The fair value of the Aljustrel Debt was $2,013,000 and the Company recognized a $1,580,000 gain from these settlements.

8.

ASSET RETIREMENT OBLIGATIONS

Although the ultimate amount of the asset retirement obligation is subject to uncertainty, the fair value of these obligations is based on information currently available including closure plans and applicable regulations.

A summary of the Company’s provision for asset retirement obligations for both the Neves-Corvo and Aljustrel mine is presented below:

	Neves-Corvo	Aljustre	Total
Balance, December 31, 2003	$ -	$ 4,154	$ 4,154
Amounts arising from business acquisition	47,095	-	47,095
Accretion during the year	1,149	207	1,356
Balance, December 31, 2004	48,244	4,361	52,605
Change in estimate	7,328	-	7,328
Accretion during the period	2,084	164	2,248
Balance, September 30, 2005	$ 57,656	$ 4,525	$ 62,181

The development of a life of mine plan (“LOM”) is an ongoing process which takes into account the most recent geological information and prevailing economic parameters including long-term commodity prices and costs, productivity and smelting and refining costs.  As part of normal course of business a review at Neves-Corvo was initiated during 2005 for the purposes of developing an optimum LOM which takes into consideration the present reserve and resource information on the zinc and copper zones and applying the capital needs to determine the optimum net present value.  The planning and modeling were conducted by an independent consulting engineer and based on current assumptions, the economic LOM is to the year 2022.  This should not be construed to mean that this is the end of the mine life, as the conversion of resources to reserves and the finding of new ore deposits may improve the LOM.

9.

SHARE CAPITAL

Authorized: Unlimited number common shares

Issued and outstanding:

a)

Common shares issued and outstanding are:

	Number of
	Shares	Amount
Balance, December 31, 2004	479,536,778	$ 128,386
Issued on exercise of stock options	2,811,666	748
Issued on exercise of share purchase warrants	50,875,652	18,795
Fair value of options and warrants transferred	-	231
Balance, September 30, 2005	533,224,096	$ 148,160

b)

Stock Option Plan

The Company has a comprehensive stock option plan for its employees, directors and officers.  The plan provides for the issuance of incentive stock options to acquire up to 50,000,000 common shares and the exercise price shall not be less than the closing price of the common shares on the TSX on the trading day immediately preceding the day the option is granted.  Stock options granted either vest immediately or vest in one-thirds over a two year period and have a maximum term of up to five years.

Stock option transactions during the nine months ended September 30, 2005 were as follows:

		Exercise
		Price
	Options	(CDN$)
Balance, December 31, 2004	14,910,000	$ 0.48
Granted	9,700,000	0.69
Exercised	(2,811,666)	0.32
Cancelled	(33,334)	0.60
Balance, September 30, 2005	21,765,000	$ 0.59

During the nine months ended September 30, 2005, the Company granted 9,700,000 incentive stock options at exercise prices between CDN$0.65 and CDN$0.90 per share and expiring between March 17, 2010 and August 22, 2010.   The Company recognized a stock-based compensation expense of $1,102,000 in the period ended September 30, 2005, which approximates its fair value.  The fair value was determined using the Black-Scholes option-pricing model based on the following assumptions: expected life – 2.5 years; risk free interest rate range – 3.0 percent to 3.7 percent; expected volatility range – 48.5 percent to 52.9 percent; and no dividend yield.

The following table summarizes information concerning stock options outstanding as at September 30, 2005:

			Weighted
			Average
			Remaining
		Number of	Contractual	Number of
	Year of	Options	Life	Options
Range of exercise prices (CDN$)	Expiry	Outstanding	(Years)	Exercisable
$0.15 - $0.36	2006	145,000	0.9	145,000
$0.10	2007	2,310,000	2.2	2,310,000
$0.60 - $0.66	2009	9,660,000	3.9	9,660,000
$0.65 - $0.90	2010	9,650,000	4.7	5,366,666
		21,765,000	3.7	17,481,666

c)

Share Purchase Warrants

The following table summarizes information concerning share purchase warrants outstanding as at September 30, 2005:

			Weighted
			Average
			Remaining
			Contractual
	Year of	Number	Life
Range of exercise prices (CDN$)	Expiry	Outstanding	(Years)
$0.60	2005	2,100,000	0.2
$0.60 - $0.75	2006	13,563,755	0.5
		15,663,755	0.4

During the nine months ended September 30, 2005, the Company issued 50,875,652 common shares for proceeds of $18,795,158 pursuant to the exercise of share purchase warrants.

10.

EARNINGS PER SHARE

Basic earnings per share have been calculated using the weighted average number of shares outstanding during the period. The diluted earnings per share is calculated using the treasury stock method which assumes options and warrants, with an exercise price lower than the average quoted market price are exercised at the later of the beginning of the reporting period, or time of issue.  The proceeds from such options are then used to buy back the Company’s shares at the average price during each reporting period. In applying the treasury stock method, options and warrants with an exercise price greater than the average quoted market price of the common share were not included in the calculation of diluted earnings per share as the effect would have been anti-dilutive.  The average quoted market price during the three and nine month periods ended September 30, 2005 was CDN$0.81 per common share.

Diluted weighted average shares outstanding are calculated as follows:

	Three Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2005	2005
Weighted average shares outstanding – Basic	532,585,990	520,177,024
Incremental common shares issued on assumed exercise of
options and warrants	9,389,596	9,389,596
Weighted average shares outstanding – Diluted	541,975,586	529,566,620

11.

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES

	Three months ended		Three months ended
	September 30,		September 30,
	2005	2004	2005	2004
Purchase of capital assets under lease	$ 1,778	$ -	$ 5,288	$ -
Fair value of warrants issued pursuant to a loan guarantee	-	179	-	580
Sale of property in exchange for shares	206	-	206	-

Operating activities included the following cash payments
Interest paid	$ 1,195	$ 1,066	$ 4,470	$ 963
Income taxes paid	3,839	-	3,863	-

12.

RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2005, the Company paid $142,000 (2004 - $772,000) for consulting fees and other expenses to directors and corporations with directors and officers in common.

13.

SEGMENTED INFORMATION

In the opinion of management, the Company operates in a one industry segment, namely base metal mining in one geographic region, namely Western Europe.  Due to its concentration in one geographic region and one segment, the segmented information is not considered to be materially different than the information disclosed in these consolidated financial statements.

14.

SUBSEQUENT EVENTS

Subsequent to September 30, 2005 the Company:

a)

sold forward 2,000 tonnes of copper per month for 2006 at an average price $3,475 per tonne ($1.58 per pound) and purchased monthly average cash settled put options on an additional 2,000 tonnes of copper per month at a strike price of $3,000 per tonne ($1.36 per pound) with full participation if the copper price is above the strike price.  These forward sales and put options represent approximately 50% of anticipated 2006 production. The premium paid on the put options was $2,424,000;

b)

further repaid $6 million (€5 million) on the outstanding $36,144,000 (€30,000,000) commercial paper facility (Note 4); and

c)

was granted Malhadinha and Freixeda exploration concessions covering 3,083 square kilometers in the Iberian Pyrite belt in Portugal.  The Malhadinha concession is in close proximity to the Aljustrel mine while Freixeda concession is located in north central Portugal.  The Company is required to complete minimum work expenditures totaling $506,000 over the next two years.

15.

AMENDMENT TO PRIOR PERIOD FINANCIAL STATEMENTS

In the third quarter, the Company undertook a detailed review of the tax consequences of a reorganization of its international subsidiaries, and determined that the tax rates used in the 2004 acquisition accounting were incorrect.  The Portuguese tax legislation enacted in late 2004 by the Portuguese parliament reduced the income tax rate to 22.0 percent from 27.5 percent, effective January 1, 2005, for certain regions, including the location of the Company’s operations.  As a consequence, the comparative 2004 balance sheet has been restated with a reduction to future income tax asset of $1,785,000 with a corresponding increase in the deficit.  These adjustments did not impact the cash flow from operations or reported earnings of $0.04 (Cdn$0.05) per share for that period.

The Company will amend the first and second quarter 2005 unaudited interim consolidated financial statements due to the tax rate reduction, effective January 1, 2005.  This will result in an increase in reported earnings of $2,508,000 for the first and second quarters combined with a corresponding reduction in income taxes payable.

The Company will file the amended and restated audited consolidated financial statements for 2004 and the unaudited interim consolidated financial statements for the first and second quarter 2005 by next week.

Subsequent to the initial release of the third quarter 2005 consolidated financial statements the Company has determined that based on the restatement of the consolidated financial statements for the first and second quarter, an intraperiod allocation of current income tax, future tax recovery and royalties was required in the three months ended September 30, 2005.  As a result, third quarter earnings were reduced by $529,000 without any impact to earnings for the nine months ended September 30, 2005.

Furthermore, the Company has made a reclassification within the purchase price allocation for Somincor in the first quarter of 2005.  As a result the unaudited interim consolidated financial statements for the third quarter have been restated to increase mineral property by $10,560,000 with a corresponding reduction to the future income tax asset.